Exhibit 99.1

Fuwei Films Learns Result of Auction of Controlling Interest

BEIJING, Jan. 7, 2014 /PRNewswire/ -- Fuwei Films (Holdings) Co., Ltd. (NASDAQ: FFHL, "Fuwei Films" or the "Company") announced today that the Company has become aware that the fourth public auction by which the Company's controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the "Administration Company") who is seeking to sell control over the Company, did not result in a successful bid having been accepted.

The auction was held on January 7, 2014 at 10 am in Jinan, Shandong province, the People's Republic of China ("PRC") and placed control over 6,912,503 (or 52.9%) of the Company's outstanding ordinary shares for sale. The Company learned this public auction failed due to a lack of bidders registered for the auction.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Fuwei Shandong"). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Mr. Yong Jiang

Board Secretary

Phone: +86 158 632 92177

Email: fuweiir@fuweifilms.com

In the U.S.:

Ms. Vivian Chen

Investor Relations

Grayling

Phone: +1-646-284-9427

Email: vivian.chen@grayling.com